82-2062

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Stina Resources

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not comm[redacted] lack of significant revenues for ... es that an issuer is in the dev ...

2. *Related party transaction* ...
   Provide disclosure of all re... d in Section 3840 of the CICA H...

02034803

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	March 31, 2002	02/05/30

ISSUER ADDRESS		
Ste 13 - 465 King Street East		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Toronto, ON M5A 1L6	(416) 368-2271	(416) 368-2635

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature] Edward Gresko	Edward Gresko	02/05/30
[signature]	Sidney Mann	02/05/30

FIN 51-901F (Reverse)

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND SEPTEMBER 30, 2001

ASSETS

	March 31 2002	September 30, 2001
CURRENT ASSETS		
Cash	$ 1,312	$ 1,094
Accounts receivable	11,176	3,017
Inventories	15,268	10,996
	27,756	15,107
CAPITAL ASSETS	1,577	1,753
OTHER		
Incorporation costs	804	804
	$ 30,137	$ 17,664

LIABILITIES

	March 31 2002	September 30, 2001
CURRENT LIABILITIES		
Accounts payable	$ 68,179	$ 51,982
Due to director	5,400	5,645
Advances from shareholders	36,780	-
	110,359	57,627

SHAREHOLDERS' EQUITY

	March 31 2002	September 30, 2001
SHARE CAPITAL	2,309,404	2,309,404
DEFICIT	(2,389,626)	(2,349,367)
	(80,222)	(39,963)
	$ 30,137	$ 17,664

Approved on behalf of the Board

<Sidney Mann>, Director

<Edward Gresko>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
SALES	$ 31,466	$ 68,107	$ 53,907	$ 86,450
COST OF GOODS SOLD (Schedule 1)	6,686	13,520	6,805	12,013
GROSS PROFIT	24,780	54,587	47,102	74,437
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	31,285	53,845	27,778	51,366
Administration Expenses **(Schedule 3)**	31,748	41,001	12,896	25,675
	63,033	94,846	40,674	77,041
NET PROFIT (LOSS) FOR THE PERIOD	$ (38,253)	$ (40,259)	$ 6,428	$ (2,604)
DEFICIT, at beginning of period	2,351,373	2,349,367	2,348,416	2,339,384
DEFICIT, at end of period	$ 2,389,626	$ 2,389,626	$ 2,341,988	$ 2,341,988
EARNINGS (LOSS) PER SHARE	$ (0.006)	$ (0.006)	$ 0.001	$ (0.0004)

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$ (38,253)	$ (40,259)	$ 6,428	$ (2,604)
Add non-cash items:				
Amortization	87	175	109	219
	(38,166)	(40,084)	6,537	(2,385)
Net changes in other non-cash operating accounts				
Accounts receivable	(1,568)	(8,159)	(2,962)	(3,060)
Inventories	2,305	16,198	(3,009)	(2,488)
Accounts payable	1,235	(4,272)	1,231	5,530
	(36,194)	(36,317)	1,797	(2,403)
FINANCING ACTIVITIES				
Shareholder loans	36,535	36,535	-	-
INCREASE (DECREASE) IN CASH	341	218	1,797	(2,403)
CASH, beginning of period	971	1,094	648	4,848
CASH, end of period	$ 1,312	$ 1,312	$ 2,445	$ 2,445

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
OPENING INVENTORY	$ 17,573	$ 10,996	$ 14,933	$ 15,454
ADD:				
Purchases	560	2,232	5,030	9,364
Packaging and testing	3,821	15,011	4,443	4,627
Duty, freight and brokerage	-	549	341	510
	4,381	17,792	9,814	14,501
	21,954	28,788	24,747	29,955
LESS ENDING INVENTORY	(15,268)	(15,268)	(17,942)	(17,942)
COSTS OF GOODS SOLD	$ 6,686	$ 13,520	$ 6,805	$ 12,013

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
SALES	$ 31,466	$ 68,107	$ 53,907	$ 86,450
COST OF SALES	6,686	13,520	6,805	12,013
	24,780	54,587	47,102	74,437
ADMINISTRATIVE EXPENSES				
Accounting	-	-	423	648
Advertising and promotion	425	539	894	2,438
Office	1,567	2,429	1,642	3,152
Product and market development	10,834	10,834	8,214	14,263
Rent	5,597	10,858	2,456	3,793
Shipping	1,458	4,871	891	2,636
Telephone	838	3,115	13,258	24,406
Wages, commissions, and contract services	10,566	21,199		
	(31,285)	(53,845)	(27,778)	(51,336)

UNAUDITED
Prepared by Management

OPERATING PROFIT (LOSS)	$ (6,505)	$ 742	$ 19,324	$ 23,101

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	3 mos ended Mar 31, 2002	6 mos ended Mar 31, 2002	3 mos ended Mar 31, 2001	6 mos ended Mar 31, 2001
Accounting, audit and legal	$ 13,148	$ 12,153	$ 3,634	$ 5,203
Amortization	87	175	109	219
Bank charges and interest	94	145	127	229
Consulting	5,050	16,850	9,487	19,750
Office and sundry	2,971	1,409	-	-
Regulatory fees	2,050	2,050	-	1,500
Printing	437	437	-	-
Telephone	-	-	92	92
Transfer agent	1,864	2,398	3,075	3,618
Travel and promotion	7,230	7,230	570	570
Loss (Gain)on exchange	(1,183)	(1,846)	(4,198)	(5,506)
	31,748	41,001	12,896	25,675
	$ 31,748	$ 41,001	$ 12,896	$ 25,675

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the six months ended March 31, 2002 are not necessarily indicative of results to be expected for the entire year ending September 30, 2002.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value. Inventories of work in progress are recorded at the lower of laid down costs and net realizable value. Cost includes a factor for production labour and overhead.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the year. Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

d) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated.

e) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and related notes. Actual results may differ from those estimates.

f) Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable, which are short term in nature. The fair value of these instruments approximates their carrying value.

g) Risk management

Credit and foreign currency risks is managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

3. INVENTORIES

	2002	2001
Inventories consist of:		
Raw materials	4,954	5,084
Finished goods	10,314	12,858
	15,268	17,942

4. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,413	766	957
Laboratory equipment	4,270	3,459	811	1,015
	7,449	5,872	1,577	1,972

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2001		2000	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,439,967	2,309,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2000 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

6. LOSS PER SHARE

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as it would be anti-dilutive.

7. RELATED PARTY TRANSACTIONS

During the period sales commissions included in wages, commissions and contract services expense totalling $12,000 were paid to a director of the Company (2000 - $12,000) for product sales.

Related party transactions have been recorded at their dollar exchange amount.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
____x____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **March 31, 2002**

DATE OF REPORT: **May 30, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**02/05/30**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**"SYDNEY MANN"**	**02/05/30**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

March 31, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2002;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2002;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) No options, warrants or convertible securities were outstanding as of March 31, 2002

d) 100,000,000 common shares without par value are authorized, of which 6,439,967 were issued and outstanding at March 31, 2002. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of March 31, 2002

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. James Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT
MARCH 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending March 31, 2002, with the directors of the company, and amongst themselves respectively. The company is engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritis, cancer, and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination and in addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as other additives.

   Under the Northern Seas brand name, Super Sea Horse, the company produces natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

   Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has quickly become the company's best selling product.

The overall sales of the company to date have decreased by 21% comparative to the same period in 2001 (quarters 1 & 2) and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required. (See Note 3 above)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3 & 4)

   d) See financial statements (Notes 3 & 4)

   e) See financial statements (Note 7)

   f) No material contracts or commitments have been entered into as of March 31, 2002.

   g) Not applicable

   h) See financial statements (Note 7)

   i) The company is not currently engaged in any legal proceedings

   j) See financial statements (Note 7)

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) No management changes occurred during the quarter ending March 31, 2002.

   o) No special resolutions have been passed by the company directors during the quarter ending March 31, 2002.

4. Subsequent Events

Subsequent to quarter-end, the company welcomed Mr. George Weinstein of Richmond, BC to the board of directors. Mr. Weinstein has many years of manufacturing experience and will provide additional expertise in this area.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

b) Not applicable

6. The Company has experienced an operating loss of $38,253 at the quarter-end March 31, 2002, compared with a profit of $6,428 at quarter-end March 31, 2001. The company experienced a working capital deficiency of $82,603 as of March 31, 2002 compared with $35,360 at March 31, 2001. The company experienced a 42% decrease in sales over the same quarter ending March 31, 2001, however, only by 21% over the first 2 quarters comparative to last year. Sales are expected to remain relatively static during the current year, however the addition of new products and markets could substantially raise gross revenue substantially. The company is therefore exploring the development of new products for the human natural foods line, in addition to new natural pet food products. Production costs have been increased by approximately 8% comparatively to the same quarter in 2001, and they are expected to remain consistent for the remainder of the year. This increase in production costs is partly attributed to price increases in raw materials over the past year. Administrative expenses increased by 11% over the same quarter last year, and are expected to remain consistent for the remainder of the year. In particular Travel & Promotion Expenses increased by $6,660 over the same period last year. This increase is mainly due to company officers travelling throughout western Canada and Ontario developing new product markets, in particular for Pet Wonder in the canine/ feline health food industry. Officers are meeting with distribution representatives in key regional areas, attempting to secure lucrative marketing agreements for large volume orders. As Pet Wonder has become the company's best selling product, it is hoped that this increased product market development will lead to ongoing orders of sizeable volume through distributors. Volume is of key importance considering the lower gross profit on Pet Wonder, comparative to other human health products, in addition to reduced administrative expenses by marketing through a distributor. While Pet Wonder has product competition, the product continues to be one the leading natural pet products in Canada and the company intends to take the product to the next step to secure a sizeable market share for years to come.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.